
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 19, 2023

Thibaut Mongon
Chief Executive Officer
Kenvue Inc.
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re: Kenvue Inc.**
> **Registration Statement on Form S-1**
> **Filed January 4, 2023**
> **File No. 333-269115**

Dear Thibaut Mongon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note that you have added prominent images after your prospectus cover page. We do not object to graphics that solely feature your products. However, it is not appropriate to include images that present only the most favorable aspects of your business, are marketing or advertising materials, or do not provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. For guidance, refer to Question 101.02 of Securities Act Forms Compliance and Disclosure Interpretations and revise or remove accordingly.

2. Please revise the summary to prominently highlight the potential conflicts of interest of your officers and directors addressed in the new risk factor on page 59.

Business
Medical Devices, page 154

3.   We refer to your revised disclosure regarding certain offerings such as the Zyrtec
      AllergyCast application. Please revise to explain why you do not believe that this
      application is a medical device. In addition, you state that you offer certain connected
      health offerings such as the Nicorette QuickMist SmartTrack that are not offered in the
      U.S. With respect to these offerings that are not available in the U.S., please explain
      whether these offerings are not cosidered to be medical devices in the countries where
      they are made available, or if you have obtained any required regulatory approvals in such
      countries.

Certain Relationships and Related Party Transactions, page 210

4.   We note the revised disclosure in this section and the forms of certain agreements filed as
      exhibits. We note several agreements addressed in this section that remain absent
      from the exhibit index. Please revise to file all material agreements addressed in this
      section, including the Trademark Coexistence Agreement, Transition Services Agreement,
      Reverse Transition Services Agreement, the transition manufacturing agreements, and
      Data Transfer and Sharing Agreement, or advise. Refer to Comment 16 of our September
      26, 2022 letter and Item 601(b)(10) of Regulation S-K.   In addition, please revise the
      disclosure to disclose all material terms of the agreements. For example, explain the
      global parameters underlying the Trademark Coexistence Agreement. As another
      example, where the term of the agreement varies by product, such as in the Transition
      Manufacturing Agreement on page 221, disclose the term for all material products or
      product types.

      We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

You may contact Jenn Do at (202) 551-3743 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Dorrie Yale at (202) 551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Michael E. Mariani, Esq.